Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference to the Registration Statement on Form F-10  (the “Registration Statement”), of our auditor’s report dated December 12, 2024 relating to the consolidated financial statements of Electrovaya Inc. (the “Company”) as at September 30, 2024 and 2023 and for each of the years in the two-year period ended September 30, 2024, as included in the Form 40-F of the Company for the year ended September 30, 2024, as filed with the United States Securities and Exchange Commission (“SEC”).

/s/ MNP LLP

Chartered Professional Accountants

Licensed Public Accountants

November 4, 2025

Toronto, Canada

MNP LLP

1 Adelaide Street East, Suite 1900, Toronto ON, MSC 2V9	1.877.251.2922 T: 416.596.1711 F: 416.596.7894